December 29, 2023

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn.: Conlon Danberg

Re:	SEP Acquisition Corp. Registration Statement on Form S-4 File No. 333-274653

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, SEP Acquisition Corp. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-captioned Registration Statement in order that the Registration Statement shall become effective at 4:00 P.M. (ET) on December 29, 2023, or as soon thereafter as practicable.

Please contact Tonya Mitchem Grindon (615-726-5607) or Nathanael P. Kibler (865-549-7125) of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC, counsel to the Company, with any questions about this acceleration request. Please notify either of the foregoing when this request for acceleration of effectiveness of the Registration Statement has been granted.

Very truly yours,

SEP Acquisition Corp.

By:	/s/ R. Andrew White
R. Andrew White
Chief Executive Officer